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                                                                  EXHIBIT (A)(5)

Cantv's Board of Directors studies an alternative financial package.

Cantv's president, Gustavo Roosen announced that during the course of this week, he will meet with the company's Board of Directors to analyze various potential actions including the possible payment of an extraordinary dividend; possible establishment of a repurchase program and the extension of a redistribution plan of the class "C" shares to continue the democratizing process equity ownership initiated with the 1991 privatization.

Cantv's president gave a speech to all the company's employees nationwide, where he explained the reasons that motivated the board of directors to reject AES' offer to purchase the company's shares.

He highlighted the fact that this decision was voted unanimously by the directors who represent the different shareholders, except for "Electricidad de Caracas" who left the meeting due to their conflict of interest. The rest of the board members, including the Venezuelan government representative through Bandes, current and retired employees' representative, Verizon and Telefonica de Espana representatives coincided in rejecting the purchase offer.

He indicated that Cantv's financial solvency is a powerful attraction, as in the last years the company has managed its investment plans with fiscal prudence.

"Since 1995, when the country experienced serious macroeconomic problems, which led to the implementation of a foreign exchange control system, Cantv decided to strengthen its dollar reserves, as this company requires heavy capital investments. These investments are almost 100% in foreign currency, while CANTV's income, contrary to exporting companies, are in bolivars".

On the other hand, Gustavo Roosen pointed out that the Venezuelan financial system does not have the financing capacity to deal with Cantv's investment needs which average 550 million dollars per year. As a result of these limitations we must have an ample financial capacity that support our activities.

Roosen also added that Cantv, as a service company, must be prudent in order to guarantee the minority shareholders the assurance of a permanent yield in cash dividends, as the shares of Electricidad de Caracas were in the past.

I.      MOVILNET IS AN ESSENTIAL ASSET OF THE CORPORATION

He explained that the Board of Directors ratified that Movilnet is a fundamental part of the integral service strategy that Cantv provides to its customers. Its presence permits significant synergies among various telecommunications services, for example, the shared use of the prepaid platform through the electronic card "Un1ca".


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Roosen believes that AES' plan regarding Movilnet's sale reflects inexperience in the face of the complex telecommunications business, as the mobile telephony sector is the area with more foreseeable growth. AES has a wholesale data transmission company in Brazil, and it is one of the 16 cooperative services companies in Bolivia with around just 160,000 customers, approximately the same amount of customers that Movilnet captures in a month.

Finally, he announced that there will be an extraordinary Board meeting to analyze recommendations from the Class "C" shareholders committee to review internal market conditions for this group; a possible extraordinary dividend payment; a possible repurchase plan and the extension of the employee share program.